EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NXP Semiconductors N.V.:

We consent to the use of our report dated April 11, 2018, with respect to the consolidated balance sheets of NXP Semiconductors N.V. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, “the consolidated financial statements”), and the effectiveness of internal control over financial reporting incorporated herein by reference.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

September 14, 2018